Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 9, 2019

Relating to Preliminary Prospectus dated December 9, 2019

Registration No. 333-228626

ContraFect Corporation Announces Proposed Public Offering of Common Stock and Concurrent Private

Placement of Common Stock to Pfizer Inc.

YONKERS, N.Y., December 9, 2019 — ContraFect Corporation (Nasdaq: CFRX), a clinical-stage biotechnology company focused on discovering and developing direct lytic agents for the treatment of life-threatening infectious diseases, today announced that it has commenced an underwritten public offering of shares of its common stock. ContraFect also announced that Pfizer Inc. has entered into a stock purchase agreement with ContraFect pursuant to which Pfizer has agreed to purchase up to $3 million of shares of ContraFect’s common stock, at a price per share equal to the price per share in the proposed public offering, in a separate private placement transaction that is expected to close concurrently with the public offering. The public offering is subject to market conditions and the private placement is contingent upon the closing of the public offering, and there can be no assurance as to whether or when the public offering and private placement may be completed, or the actual size or terms of the public offering and private placement. All shares in the public offering and private placement are to be sold by ContraFect.

“Our mission at ContraFect is to bring superior outcomes to patients who suffer from virulent and highly-resistant infections. We are pleased to announce this investment by Pfizer, as it shows their commitment to patients and a spirit of innovation in combating this global health crisis,” said Roger J. Pomerantz, M.D., Chairman and Chief Executive Officer of ContraFect.

“There is a high unmet medical need for new therapeutic modalities to address antibiotic resistant bacteria that can cause life threatening infections,” said Annaliesa Anderson, PhD, FAAM, Vice President and Chief Scientific Officer, Bacterial Vaccines and Hospital, Pfizer, “We look forward to supporting ContraFect as they work to advance novel first-in-class biological therapies with the potential to directly kill bacteria such as methicillin-resistant Staphylococcus aureus (MRSA) in a targeted manner.” In connection with the private placement to Pfizer, Dr. Anderson will join ContraFect’s Science & Technology Committee as an observer.

ContraFect intends to use the net proceeds of the public offering and private placement to fund initiation of its Phase 3 DISRUPT trial of exebacase (CF-301) in Staph aureus bacteremia, including right-sided endocarditis, to fund advancement of its portfolio, including IND-enabling activities for an engineered gram-negative lysin directly targeting highly-resistant Pseudomonas aeruginosa, and for working capital and other general corporate purposes.

Maxim Group LLC is acting as sole book-running manager for the public offering.

The public offering is being made pursuant to an effective shelf registration statement on Form S-3 that was filed with the U.S. Securities and Exchange Commission (SEC) on November 30, 2018 and declared effective on December 13, 2018. A preliminary prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the public offering may be obtained, when available, by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, or by telephone at (212) 895-3745.

The shares being sold in the private placement have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities in the public offering or the private placement, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About ContraFect:

ContraFect is a biotechnology company focused on discovering and developing differentiated biologic therapies for life-threatening, drug-resistant infectious diseases, particularly those treated in hospital settings. An estimated 700,000 deaths worldwide each year are attributed to antimicrobial-resistant infections. We intend to address life threatening infections using our therapeutic product candidates from our platform of DLAs, which include lysins and amurin peptides. Lysins are a new class of DLAs which are recombinantly produced antimicrobial proteins with a novel mechanism of action associated with the rapid killing of target bacteria, eradication of biofilms and synergy with conventional antibiotics. Amurin peptides are a new class of DLAs, which exhibit broad-spectrum activity against a wide range of antibiotic-resistant Gram-negative pathogens, including Pseudomonas aeruginosa (P. aeruginosa), Acinetobacter baumannii, and Enterobacter species. We believe that the properties of our lysins and amurin peptides will make them suitable for targeting antibiotic-resistant organisms, such as methicillin-resistant Staph aureus (MRSA) and P. aeruginosa, which can cause serious infections such as bacteremia, pneumonia and osteomyelitis. We have completed a Phase 2 clinical trial for the treatment of Staph aureus bacteremia, including endocarditis, with our lead lysin candidate, exebacase, which is the first lysin to enter clinical studies in the U.S.

Forward-Looking Statements

This press release contains, and ContraFect’s officers and representatives may make from time to time, “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. Examples of forward-looking statements in this release include, without limitation, statements regarding the proposed concurrent public offering and private placement of ContraFect’s common stock. Forward-looking statements are statements that are not historical facts, nor assurances of future performance. Instead, they are based on ContraFect’s current beliefs, expectations and assumptions regarding the future of its business, future plans, strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and changes in circumstances that are difficult to predict and many of which are beyond ContraFect’s control, including those detailed in ContraFect’s filings with the SEC. Actual results may differ from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, the uncertainties related to market conditions and the completion of the concurrent public offering and private placement on the anticipated terms or at all, and ContraFect’s ability to develop treatments for drug-resistant infectious diseases. Any forward-looking statement made by ContraFect in this press release is based only on information currently available and speaks only as of the date on which it is made. Except as required by applicable law, ContraFect expressly disclaims any obligations to publicly update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michael Messinger

ContraFect Corporation

Tel: 914-207-2300

Email: mmessinger@contrafect.com

Lauren Stival

Stern Investor Relations

Tel: 212-362-1200

Email: lauren.stival@sternir.com

ContraFect has filed a registration statement (including a base prospectus dated December 13, 2018 and a Preliminary Prospectus Supplement dated December 9, 2019) with the Securities and Exchange Commission, or the SEC, for the public offering. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents ContraFect has filed with the SEC for more complete information about ContraFect and the public offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ContraFect, Maxim Group LLC or any dealer participating in the public offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, or by telephone at (212) 895-3745.